Exhibit 99.1

BLACKROCK

March 7, 2012

Mr. Stanford L. Kurland

Chairman of the Board of Trustees

PennyMac Mortgage Investment Trust

6101 Condor Drive, Upper Level

Moorpark, CA 93021

Dear Stan,

It is with deep regret that I am writing to inform you of my decision to resign as a Trustee of PennyMac Mortgage Investment Trust, effective immediately.

It has been my great pleasure to serve on PMT’s board since its initial public offering in 2009.  Unfortunately, since assuming the leadership of a large global business at BlackRock, my professional commitments have simply become too demanding, and I feel that at this time I am unable to dedicate the time required of a board member of a public company.

I wish PMT continued success and only the best in its future endeavors, and I regret any inconvenience my resignation may cause.

Sincerely,

/s/ Mark Wiedman

Mark Wiedman